Exhibit 99.1

Zhongchao Inc. Provides Update on COVID-19 (Coronavirus) Impact

The Company has launched over 60 coronavirus-related online courses for healthcare professionals in China

Shanghai, China, March 23, 2020 /PRNewswire/ -- Zhongchao Inc. (“Zhongchao” or the “Company”) (NASDAQ:ZCMD), an online provider of healthcare information, professional training and educational services to healthcare professionals and the public in China, today announced an update regarding the impact of COVID-19 (the “coronavirus”) on its operations.

In response to the coronavirus outbreak, the Company has advised all employees to work from home since mid-January. As an online services provider, Zhongchao generates a vast majority of its revenues through online portals, and all of our employees are well equipped and prepared for the remote work situations even before the outbreak. As a result, the Company has seen minimum interruption to its business related to the coronavirus so far.

Additionally, since mid-January, the Company, through its MDMOOC platform (www.MDMOOC.org), has successfully developed and launched coronavirus curriculum (the “Curriculum”) with over 60 courses covering a wide range of medical specialties including anesthesiology, surgery, oncology, obstetrics and gynecology, pediatrics, infectious disease, respirology, critical medicine and psychiatry. The Curriculum includes both free online courses developed independently by the Company and customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations (the “Partners and Sponsors”). The curriculum has been successively distributed through the Company’s web portals, mobile APP, WeChat subscription accounts, as well as social media channels, providing much-needed help to the medical workers who are at the forefront of the fight against the coronavirus.

These Partners and Sponsors include Sanofi Pasteur, Fresenius Kabi, Johnson & Johnson, Lundbeck, Boehringer Ingelheim, Chinese Journal of Anesthesiology, Chinese Journal of Surgery, obgy.cn, China Association of Health Promotion and Education, and the Chinese Society of Psychiatry.

The Company expects the Curriculum to generate meaningful revenues in the first half of 2020.

Mr. James Yang, Chairman and Chief Executive Officer of Zhongchao, commented, “In the wake of the coronavirus sweeping across the world, we are closely monitoring the fluid and rapidly evolving situation. The health and safety of our employees, partners, customers and people in the communities where we operate remain our top priority. Since mid-January, we have been advising our employees to work from home and providing guidance and resources to ensure not only the safety of our employees but also the continuous productivity in remote work situations. We pride ourselves on having provided uninterrupted online information, professional training and educational services to our users who are the mainstay of our society in fighting against the coronavirus during this unprecedented, difficult time.”

“While forcing radical changes to how we live our daily lives, the pandemic is also reshaping the online healthcare information, education and training services industry (the “Industry”) in China. Since our inception in 2012, we have witnessed the Industry making significant progress from its infancy and gradually gaining acceptance over time among healthcare professionals as a more efficient and effective way to meet their continuing education needs versus the traditional onsite trainings. Today, as the pandemic-prompted social distancing is posing challenges to our offline competitors, we believe that the pandemic may prove to be a watershed moment for the Industry and could usher in the growth stage of the Industry’s life cycle that plays well for our business going forward,” concluded Mr. Yang.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692